UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                   (Amendment No. ________)*


_______________Audits and Surveys Worldwide, Inc._______________
                                        (Name of Issuer)

_____________Common Stock, par value $.01 per share_____________
                                 (Title of Class of Securities)

     _______________________050839109_____________________
                                         (CUSIP Number)

                     Michael J. Shef, Esq.
              Parker Chapin Flattau & Klimpl, LLP)
                  1211 Avenue of the Americas
                       New York, NY 10036
_________________________(212) 704-6000_________________________
(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

     ____________________March 24, 1995____________________
                    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d(I(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the state-ment /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial owner-ship of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amend-ment containing information which would alter disclosures pro-vided in a prior cover page.

*The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabil-ities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                               Page 2 of 7 Pages


                          SCHEDULE 13D


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON:  Solomon Dutka

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

7.   SOLE VOTING POWER:  4,844,905

8.   SHARED VOTING POWER:

9.   SOLE DISPOSITIVE POWER:    4,844,905

10;. SHARED DISPOSITIVE POWER:

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
     SON:  4,844,905

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
     TAIN SHARES:  ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  37%

14.  TYPE OF REPORTING PERSON:  IN














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                                               Page 3 of 7 Pages


                            SCHEDULE 13D



Item 1.   Security and Issuer

          This schedule relates to the common stock, par value $.O1 per share (the "Common Stock") of Audits & Surveys World wide, Inc. (the "Company"). The principal executive offices of the Company are located at 650 Avenue of the Americas, New York, NY 10011.

Item 2.   Identity and Background

          This schedule is being filed on behalf of Dr. Solomon
     Dutka.

          (a)  Dr. Solomon Dutka

          (b)  650 Avenue of the Americas
               New York, NY 10011

          (c) Chairman of the Board and Chief Executive Officer of the Company.

          (d) Dr. Dutka has not, during the last five years, been convicted in a criminal proceeding (exclud-ing traffic violations or similar misdemeanors).

          (e) Dr. Dutka has not, during the last five years, been a party to a civil proceeding as a result of which Dr. Dutka was or is subject to a decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or state securities law or finding any violation with respect to such laws.

          (f)  U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

          The securities which are reported hereby were acquired in connection with the Company's merger (the "Merger") with Audits and Surveys, Inc. ("A&S"), pursuant to which Merger each share of A&S's common stock outstanding prior to the consumma-tion of the Merger was exchanged for 1,407.565 shares of the Company's Common Stock.

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                                               Page 4 of 7 Pages


          Prior to the consummation of the Merger, Solomon Dutka owned 3,442.047 shares of A&S. All of these shares were exchanged for the securities reported hereby.

Item 4.   Purpose of the Transaction

          The securities which are reported hereby were acquired as a result of the Merger, which took place on March 24, 1995.

          Dr. Dutka does not have any present plans which relate to or which would result in the acquisition of any additional securities of the Company, nor does he have any present plans or proposals which would relate to or result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of the assets of the Com-pany or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

          Dr. Dutka may propose at the next stockholders meeting that articles Tenth, Eleventh and Twelfth of the Company's Restated Certificate of Incorporation be repealed. Article Tenth requires a supermajority vote of the stockholders to approve any merger, consolidation or other major corporate change unless three-fifths of the Company's board of directors have approved the change. Article Eleventh eliminates the use of stockholder written consent and requires a supermajority stockholder vote to call a special stockholders meeting, without altering the ability of certain officers to call such a meeting, as provided in the by-laws. Article Twelfth requires a supermajority shareholder vote or a supermajority vote of the board of directors to amend, alter or repeal any by-law which is not inconsistent with Articles Tenth, Eleventh and Twelfth.




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                                               Page 5 of 7 Pages


          Other than the foregoing, Dr. Dutka has no present plans which relate to or which would result in changes in the Company's certificate of incorporation or by-laws.

Item 5.   Interest in Securities of the Issuer

          (a) Aggregate amount and percentage of shares benefi-cially owned by Solomon Dutka: 4,844,905 (37%).

          (b) Aggregate amount of shares Solomon Dutka has sole power to direct the vote and disposition of:
               4,844,905 (37%).

               Aggregate amount of shares Solomon Dutka has shared power to direct the vote and disposition of: None (0%).

          (c)  None

          (d)  N/A

          (e)  N/A

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer

          Dr. Dutka is a party to a shareholders agreement, dated as of March 24, 1995 (the "Shareholders Agreement"), by and between the Company, H. Arthur Bellows, and all persons who were stockholders of A&S immediately prior to the Merger. The Shareholders Agreement provides that, among other things, the stockholders will not sell or transfer their shares of Common Stock for a period of two years, except that Dr. Dutka may, pur-suant to the registration rights agreement described below, sell within the aforementioned two year period up to 20% of the shares of Common Stock reported hereby pursuant to a registra-tion statement effected under the Securities Act of 1933. The Shareholder Agreement also provides that the stockholders will vote their shares for the election of H. Arthur Bellows, Jr., the Company's President and Chief Operating Officer, to the Board of Directors of the Company for as long as Mr. Bellows remains an employee of the Company. The Shareholders Agreement also provides that at the Company's 1995 and 1996 annual meeting of stockholders, or in connection with any consents of stock-holders to elect directors prior to the Company's 1997 annual meeting of stockholders, the stockholders will vote for the

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                                               Page 6 of 7 Pages


election to the board of directors of three nominees designated by H. Arthur Bellows, Jr. (inclusive of Mr. Bellows if he is nominated).

          Dr. Dutka is party to a registration rights agreement (the "Registration Rights Agreement"), dated March 24, 1995, with the Company and certain other persons, pursuant to which Dr. Dutka has the right to request the Company to file a regis-tration statement for not less than 1,384,500 and not more than 3,461,500 shares of Common Stock (such numbers to be adjusted for dividends, stock splits, recapitalization and the like). As mentioned above, Dr. Dutka may not include in any registration statement filed under the Registration Rights Agreement more than 20% of the shares of Common Stock reported hereby. This limitation will expire on the earlier of March 24, 1997 or the termination of Dr. Dutka's employment with the Company.

Item 7.   Material to be Filed as Exhibits

          1.   Shareholders Agreement, dated as of March 24,
               1995, among the Company, H. Arthur Bellows, Jr.
               and each of the shareholders of Audits and Sur-veys, Inc.

          2.   Registration Rights Agreement, dated as of
               March 24, 1995, among Solomon Dutka, the Estate of Irving Roshwalb, H. Arthur Bellows, Jr. and the Company.




















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                                             Page 7 of 7 Pages


Signatures

          After reasonable inquiry and to the best of his knowl-edge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    March 31, 1995




                                   Solomon Dutka